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September 10, 2009

Evan S. Jacobson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549
Facsimile Number: (703) 813-6981
Phone Number: (202) 551-3428

Re:	Acies Corporation
Preliminary Information Statement on Schedule 14C
Filed September 3, 2009
File No. 000-49724

Dear Mr. Jacobson:

In response to your comment letter dated September 9, 2009, Acies Corporation (the “Company,” “we” and “us”) has the following responses:

Proposal 2

1.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

RESPONSE:

The Company has updated the amended Information Statement with the possible anti-takeover effects of the increase in the Company’s authorized shares, as well as the other anti-takeover mechanisms that are currently present in its governing documents or otherwise.

Proposal 3

2.
Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A, applicable through Item 1 of Schedule 14C.  If you do not have a present intent to make any specific grants, please provide a representation to that effect.

RESPONSE:

The Company has updated its disclosures to clarify that it has no current plans to make any grants or issuances under the plan.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
OF ACIES CORPORATION

Acies Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Confirmed and acknowledged by:

Acies Corporation

/s/ Oleg Firer
Oleg Firer
Chief Executive Officer

Date: September 10, 2009